Exhibit 99.1

News Release

December 16, 2025

TELUS Announces Redemption of 3.75% Notes, Series CV due March 10, 2026

Vancouver, B.C. – TELUS Corporation (“TELUS” or the “Company”) announced that it has given notice today of a full redemption on January 16, 2026 of its outstanding C$600 million 3.75% Notes, Series CV due March 10, 2026 (CUSIP No. 87971MBC6) (the “Notes”). The redemption price for the Notes will be calculated in accordance with the applicable indenture.

This news release is for informational purposes only and does not constitute an offer to buy or sell, or the solicitation of an offer to buy, or sell, any securities.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

For more information, please contact:

Investor Relations
Robert Mitchell
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com